File Number: 57832-22

Web site: www.langmichener.com

Direct Line: (604) 691-7439
Direct Fax Line: (604) 691-7351
E-Mail: akagna@lmls.com

September 11, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Mr. Roger Schwall, Assistant Director
Ms. Carmen Moncada-Terry

Dear Sirs/Mesdames:

Nord Resources Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 27, 2007 (the “Preliminary Schedule 14A”)
SEC File No. 001-08733

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to Staff’s letter of September 10, 2007 (the "Comment Letter") signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

We have filed Amendment No. 1 to the Preliminary Schedule 14A to address your comments and have marked that filing to show the changes made to the Preliminary Schedule 14A. In addition, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Schedule 14A filed August 27, 2007

Proposal Number Two: Approval of Amendment to Amend Certificate of Incorporation to Increase Authorized Shares of Common Stock, page 31

1.

Please disclose whether you presently have any plans, proposals or arrangements to issue the newly authorized shares of common stock in connection with the financing of an acquisition or other transactions. If you have such plans, please so state and discuss in some detail the transaction to be financed. If you do not have such plans, please state that you do not have any plans, proposals or arrangement, written or otherwise, to issue the newly authorized shares.

Response:	In response to Staff’s comment, Amendment No. 1 to the Preliminary Schedule 14A includes a statement confirming that the Company has not entered into any agreement or arrangement obligating it to issue any of the newly created shares that are the subject of Proposal Number Two.

Form 10-QSB for the period ended June 30, 2007

2.

Please reconcile for us your statement that your disclosure controls and procedures were not effective as of June 30, 2007 with the statement that your material weakness was “identified and corrected prior to the filing” of the Form 10-QSB. If your controls and procedures are now effective, so state. Otherwise, revise your disclosure to eliminate the suggestion that they are.

Response:	During the second quarter of 2007, management identified an error made by the Company’s third party consulting firm in the valuation of a stock option grant. The error resulted from the consulting firm’s incorrect categorization of the recipient of the grant as an employee, director or third party. This error was considered a material weakness. Prior to filing the Form 10-QSB for the quarter ended June 30, 2007, the Company implemented a procedure to clearly identify to the consulting firm whether an option holder is an employee, director or third party. As a result, this material weakness was corrected prior to filing the Form 10-QSB for the quarter ended June 30, 2007. The statement that “this issue” was identified and corrected prior to filing relates only to the error that had been made relating to the option valuation.

As disclosed in the Form 10-QSB, management’s evaluation for the quarter separately identified an additional material weakness relating to the Company’s lack of financial resources to add personnel to the accounting department to support booking of entries in the Company financial records. Because this weakness continued to exist as at June 30, 2007, management’s conclusion was that the Company’s disclosure controls and procedures were not effective as of that date.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:	We enclose herewith the Company’s letter containing the requested acknowledgements.

Yours truly,

/s/ Anita Kagna
Anita Kagna
for Lang Michener LLP

ABK/iag
Encls.

cc:	Nord Resources Corporation
Attention: John T. Perry, President and Chief Executive Officer